

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

6 December 2005

BY COURIER


05013181

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 November 2005 to 30 November 2005 (inclusive)

Date	Name of Document
7 November 2005	Change of Director's Interest Notice
14 November 2005	Loy Yang Power secures refinancing
15 November 2005	AGL plans NSW gas power site
15 November 2005	Completes Sydney Gas Joint Venture
15 November 2005	UBS presentation AGL MD
22 November 2005	Change of Director's Interest Notice x 6
30 November 2005	Completes Southern Hydro acquistion


ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: [illegible]

TIME: 16:2[illegible]

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9[illegible]552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to absorb the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 30 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using **ASX Online**. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 [illegible]

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 [illegible]
Exchange Centre
Level [illegible] 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 [illegible] 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

[illegible]
[illegible] COMPANY ANNOUNCEMENTS OFFICE

DATE [illegible]

TIME [illegible]

TO [illegible] LIAN GAS [illegible] IGHT COMPANY (THE)

FAX NO. [illegible] 555

FROM AUSTRALIAN STOCK EXCHANGE LIMITED Company Announcements Office

SUBJECT [illegible] MATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

[illegible]

[illegible] and released to the market of an announcement regarding:

[illegible] financing

[illegible] to be sensitive trading will be halted for 10 minutes.
[illegible] sensitive, your company's securities will be placed into "pre-open" [illegible] m. This means that trading in your company's securities is temporarily stopped, to [illegible] Pre-open is approx. 10 minutes for most [illegible] for [illegible] ments.

On [illegible] complet[illegible] trading [illegible] securities recommences.

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[illegible] Note [illegible] Listing Rule [illegible] mandatory to lodge announcements using [illegible] for [illegible] purposes and [illegible] 50 [illegible] The only fax number to use



Tel: 02 9921 2999
Fax: 02 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065

media release

14 November, 2005

Loy Yang Power secures refinancing

The Australian Gas Light Company (AGL), as a foundation shareholder in Great Energy Alliance Corporation Pty Ltd (GEAC), which owns the 2,200 megawatts Loy Yang Power station in Victoria's Latrobe Valley, today announced that Loy Yang Power has refinanced A$2.1 billion in senior bank debt facilities.

This follows an extensive review of refinancing options as announced in August 2005 to take advantage of favourable debt capital market conditions.

The refinancing extends Loy Yang Power's bank debt maturity profile, complementing the long-term nature of the asset, resulting in lower interest costs through improved credit margins.[1]

"AGL, as a 32.5 per cent investor in Loy Yang Power, is pleased with the refinancing package. Loy Yang Power is a highly competitive, quality asset and the new senior bank debt structure recognises these attributes as well as the significant economic life of the asset," AGL Managing Director Greg Martin said.

"Conditions in the project finance market have enabled this refinancing to be completed on more favourable terms than the previous bank debt facilities and will deliver additional value to the owners of Loy Yang Power."

Loy Yang Power was purchased by GEAC in April 2004. The other GEAC shareholders include The Tokyo Electric Power Company (32.5%), Commonwealth Bank investors (15.2%), Motor Trades Association of Australia Superannuation Fund (10.3%), Mitsui & Co (5.6%) and Westscheme (3.9%).

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

[1] Key highlights of the refinancing are summarised over the page

Key Highlights

Financing Arrangements

- New bank debt package has a longer maturity and improved amortisation profile. Refinance terms complement expected life of the plant and recoverable coal reserves in Loy Yang Power's adjacent mine.

- Significant interest in refinance resulted in over subscription. This, together with competitive terms offered, led to Loy Yang Power appointing 10 joint lead arrangers and underwriters.

- Number of senior banks will reduce from the current 38 banks after syndication by the joint lead arrangers and underwriters. Syndication to be completed by mid December.

AGL Impacts

- No new equity was required to support the refinance.

- New facilities extended on the same non-recourse basis.

- Credit margins have been reduced. Other favourable attributes of the previous facility, such as financial covenants, have been maintained.

- Net improvement in equity accounted profit to AGL, as a result of the refinancing, is approximately $2m (FY06/07).

- Refinancing will result in increased cash returns and value enhancement of AGL's investment in Loy Yang Power.



Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Centre, 72 Christie St
St Leonards, NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards NSW 2065
www.aglinvestor.com

OK to go.
15·11

media release

15 November, 2005

AGL plans NSW gas power site

The Australian Gas Light Company (AGL) today announced that it had secured an option on a 280-hectare site south of Campbelltown for the purpose of constructing a gas-fired power station. Depending upon future market conditions, the power station would be developed in several stages commencing with a $200 million first stage, 300 megawatts (MW) gas-fired peaking plant scheduled for 2009.

"This demonstrates AGL's intention to invest in electricity generation in NSW. AGL is the only non-government proponent of a power generation plant in the NSW/ACT market with a retail base to support the investment," AGL Managing Director Greg Martin said.

"This proposed power station development will add to AGL's wholesale generation portfolio and follows the announcement of the successful acquisition of Southern Hydro, which has a number of hydro generation assets located in NSW."

Mr Martin added that the site, which was already zoned for power station use, was serviced by existing energy infrastructure including the Moomba to Sydney and Eastern Gas natural gas pipelines, high voltage electricity transmission lines, as well as suitable water supplies. The proposed power station would require less than 10 per cent of the site, providing ample room for buffer zones.

The recently released Statement of Opportunities, published by national electricity market operator NEMMCO, shows that NSW requires 750MW of new peaking capacity between 2010 and 2014. AGL's proposed power station will help meet that demand.

"Subject to market demand and appropriate policy and regulatory signals, the first stage would be followed by additional stages for up to 500MW of combined cycle gas-fired generation. The site will be supplied by gas from AGL's wholesale gas portfolio which includes its 50 per cent joint venture with Sydney Gas", Mr Martin concluded.

AGL will be working closely with the NSW Government, local government authorities and the local community to progress approval processes.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711


ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2005 DEC 12 A 11: 31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 [illegible]
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: [illegible] 20[illegible]

TIME: [illegible]

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: [illegible]-99[illegible]-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Complete Sydney Gas Joint Venture

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" [illegible]. This means that trading in your company's securities is temporarily stopped, to [illegible] the contents of your announcement. "Pre-open" is approx. 10 minutes for most [illegible] minutes (approx) for [illegible] announcements.

Once [illegible] completed, full trading of [illegible] company's securities recommences.

[illegible]
[illegible] Note 14 of ASX Listing Rules [illegible] is mandatory to elodge announcements using ASX [illegible] available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use [illegible].



Tel: 02 9921 2999
Fax: 02 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065

media release

15 November, 2005

AGL completes Sydney Gas joint venture

The Australian Gas Light Company (AGL) today completed the acquisition of a 50 per cent interest in the production leases and exploration licences of Sydney Gas Limited (SGL) as part of a previously-announced joint venture agreement.

Under the agreement, AGL has paid $42.25 million to acquire a half share in the leases and exploration licences, including the Camden Gas Project, which currently supplies over 3.5 petajoules of gas on an annualised basis to AGL's wholesale gas portfolio. If additional reserves are proven at Camden, AGL will pay an additional $51 million by December 2008 for its half-share based upon an agreed reserve formula with reserves verified by an independent external expert.

"AGL is pleased to announce the completion of this transaction which fits neatly with the company's existing NSW base as part of our growing wholesale gas business," AGL Managing Director Greg Martin said.

"Coal seam gas produced through this joint venture arrangement will help support gas-fired power generation initiatives in New South Wales such as the plans announced by AGL earlier today to develop a gas-fired power station project at a site south of Campbelltown[1]."

"AGL looks forward to working with Sydney Gas to optimise the development of the substantial coal seam gas reserves held within these joint venture licences and exploration leases which have considerable potential to provide competitively-priced gas to the Sydney, Newcastle and Wollongong markets," Mr Martin concluded.

Under the terms of a new 10-year Gas Sale Agreement with Sydney Gas, the Camden Gas Project is expected to supply up to 14.5 petajoules per year into AGL's wholesale gas portfolio.

Further enquiries:
Media

Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

[1] See separate media release "AGL plans NSW gas power site"

11/15 FAX200 -> AGL Page 1 of 1



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/11/2005

TIME: [illegible]

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02 9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

UBS presentation - AGL MD

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is [illegible]


AGL

The Evolving AGL

Greg Martin
Managing Director

UBS 6th Australasian Utilities Conference

15 November 2005

Agenda

- Demerger Overview
- Vertically Integrated Energy Company
  - Power Generation Strategy - 2004
  - Power Generation Portfolio - the journey so far
  - Integrated portfolio benefits
- Summary
- Appendices

Two New Major Australian Companies

- Demerger of AGL to create two new focused companies
  - Energy:
    - One of Australia's largest energy companies
    - Leading position in South Eastern Australia retail markets
    - A growing portfolio of generation and gas assets
    - Substantial funding capacity to execute growth opportunities
  - Infrastructure:
    - Quality gas and electricity distribution assets
    - Internal management expertise
    - Identified growth opportunities: PNG Pipeline & Agility business
    - Competitive capital structure supporting future growth opportunities
  - No cross shareholdings between companies

- Both companies to have clear and focused investment propositions
  - Energy: strong EPS accretion supporting future business growth with competitive fully franked dividends
  - Infrastructure: predictable, growing cash flows supporting fully franked dividends

Proposed Structure Post Demerger

	Energy Chairman elect – Mark Johnson		Infrastructure Chairman elect – Graham Reaney		
	FY05 Historical ProForma EBITDA: $342m*		FY05 Historical ProForma EBITDA: $439m*		
	Generation/Production	Retail	Transmission	Distribution	Contracted Generation
Electricity	Hallett (SA) & Somerton (Vic) Peakers	NSW, Vic, SA		Vic	Wattle Point Wind Farm
Electricity	Loy Yang A (32.5%)	ActewAGL (50%) (Retail)		ActewAGL (50%) (Distribution)	
Electricity	Southern Hydro Generation				
Gas	PNG Gas Project	NSW, Vic, SA	APT (30%)	NSW	
Gas	Sydney Gas	ActewAGL (50%) (Retail)	PNG Pipeline	ActewAGL (50%) (Distribution)	
Gas	HC Extractions - LPG	Elgas – LPG (50%)		Chile (GasValpo)	
Services			Agility (Electricity, Gas & Water)		

Existing Footprint | Recent Announcements | 31 Oct Announcements

* Excludes Southern Hydro & PNG Gas Project

Rationale / Why Demerge

- Creates long-term shareholder value
  - Separate businesses provide greater transparency of business operations and financial performance
- Focus on core business activities and strategies
  - Strategic and operational decisions specifically focus on characteristics relevant to each business
- Clear investment choice
  - Energy focus on higher EPS/TSR growth with fully franked dividends
  - Infrastructure focus on cash flow growth to support fully franked dividends
- Improved growth opportunities
  - Allows both businesses to develop and acquire existing and new assets based on value drivers most relevant to each
  - PNG pipeline can be owned on Infrastructure balance sheet
- Capital structure
  - Energy will have substantial acquisition capacity at BBB+ credit rating
  - Infrastructure will have low cost of capital and strong cash flow to facilitate asset acquisition capacity at BBB credit rating

Power Generation Strategy – May 2004

POWER GENERATION STRATEGY

① **Positions of Vertical Integration where appropriate:**
- Peaking Generation integrated with retail business
  - Somerton, Hallett
  - Acquisition /Expansion/ Greenfields

② **Power Generation Investments:**
- Earnings & portfolio diversification
  - Loy Yang A Investment

③ **Renewable Generation**
- AGL interests:
  - Investments in landfill gas extraction, biomass
  - PPA for wind farms in SA & Vic
- Further opportunities:
  - Wind farm developments
  - Biomass


AGL

Somerton (Victoria) and Hallett (South Australia)

Thermal

- Somerton 150MW gas fired peaking power station (2002)
- Hallett 180MW gas fired peaking power station (2002)
  - Approved expansion of 250-260MW

Renewable

- progressing 90-135MW Hallett wind farm
  - Adjacent to existing facilities/infrastructure
  - Site characterised by strong wind speeds





Loy Yang

- 'Watershed' acquisition enabling vertical integration within the industry (Apr 2004)
- 32.5% interest in 2200MW base load generator
- Lowest cost base load generator in Victoria
- Successful refinancing of $2.1 billion senior bank debt facilities (Nov 2005)
  - Extends maturity profile complimenting long-term nature of assets
  - Credit margins reduced, existing favourable covenants maintained
  - No additional equity required



Southern Hydro

- 11 hydro and 1 wind generation power plants
  - ~645MW of 'fast start' hydro generation capacity across southern NEM
  - Total capacity of ~736MW
- Provides material improvement to portfolio's carbon intensity
- Fuel diversity enables better revenue optimisation and risk mitigation



New South Wales
South Australia
Victoria
Operational Assets
Hydro
Wind
Development Assets
Hydro
Wind
Note: Kiewa Scheme incorporates McKay Creek, Clover, West Kiewa and the Bogong Hydro Development. Rubicon Scheme incorporates Rubicon, Lower Rubicon, Rubicon Falls and Royston. Banimboola expected to be operational from October 2005.
Yarrawonga
Run of River
2 Units 9.5MW
Copeton
Summer Irrigation
2 Units 22.5MW
Pindari
Summer Irrigation
1 Unit 5.7MW
Burrendong
Summer Irrigation
2 Units 19MW
Glenbawn
Summer Irrigation
2 Units 5.5MW
NEWCASTLE
SYDNEY
ADELAIDE
CANBERRA
MELBOURNE
Macarthur
Wattle Point
Wind
55 Units 91MW
Banimboola
Run of River
3 Units 12.2MW
Cairn Curran
Irrigation
1 Unit 2MW
Dartmouth
Summer Irrigation
1 Unit 180MW
Rubicon
Run of River
5 Units 13.5MW
Eildon
Summer Irrigation
4 Units 135MW
Kiewa Scheme
Winter/Spring Flexible
12 Units 240.6MW

Southern Hydro - Growth Opportunities

Bogong (hydro)

- Addition of new station to Kiewa hydro scheme
- Australia's last major hydro development opportunity
- 130MW

West Kiewa (hydro)

- Upgrade to existing station
- 12MW

Eildon (hydro)

- Raising of Eildon scheme regulation pond

Dollar (proposed wind farm) 79MW

Macarthur (proposed wind farm) 345MW





Queensland

- Proposed 370MW base load power station at Townsville
  - High efficiency, combined cycle gas turbine
  - Significant environmental benefits over traditional coal fired power generation
- Construction cost of ~$350m
  - Planned commencement 2009 coinciding with arrival of PNG gas into Townsville
- Queensland Australia's fastest growing energy market
  - Electricity consumption growth in Nth Queensland forecast at ~2.8% over next ten years
- Queensland FRC (gas & electricity) to commence in 2007


PAPUA NEW GUINEA
Kutubu
Gobe
Kopi
Port Moresby
Torres Strait
Bamaga
Cape York
Gove
Weipa
Cooktown
Cairns
Townsville
NORTHERN TERRITORY
Mt Isa
Cannington
Mackay
Rockhampton
Gladstone
QUEENSLAND
Roma
Moomba
Ballera
Brisbane
SOUTH AUSTRALIA

New South Wales

Option over 280 hectare sight at Leafs Gully

- Between Appin and Campbelltown
- Zoning 'rural' – power station a consent use, site has ample buffer zones

Proposed power station

- Developed in several stages
- First stage ~$180m, 300MW gas fired peaking plant scheduled for 2009
- Potential additional capacity enhancements of 500MW

Excellent infrastructure on site

- Transgrid 330kV Kemps Creek-Avon line
- Integral Energy 66kV line
- Eastern Gas Pipeline
- Moomba to Sydney Pipeline
- Sydney water supply canal
- Sydney water 1.5m main


1 km
NEPEAN
Leafs
Gully
Mallaty
Creek
UPPER CANAL
WATER SUPPLY
MINE
MOOMBA SYDNEY GAS PIPELINE
CAMDEN
150
157

Power Generation Portfolio - Today



Northern Territory
Western Australia
Queensland
South Australia
New South Wales
ACT
Victoria
Tasmania

- Townsville, proposed 370MW power station

- 52.7MW Southern Hydro assets
- Leafs Gully proposed power station (Stage 1: 300MW)

- 180MW Hallett Power Station (Approved expansion 250-250MW)
- Progressing 90-135MW Hallett Wind Farm
- 91MW Wattle Point Wind Farm (Southern Hydro)

- 32.5% share in 2200MW Loy Yang Power Station
- 150MW Somerton Power Station
- 598MW Southern Hydro assets

Managing Wholesale Electricity Cost

Reducing exposure to high demand electricity pricing periods lowers AGL's cost of energy and increases margins

30% of AGL's load (peak) represents 45% of electricity COGS



Indicative 24hr electricity pool price
Potential cost savings
from running own plant
0:00
3:00
6:00
9:00
12:00
15:00
18:00
21:00
0:00
Time of day

Improved cost efficiency drives higher EBIT

Gas & Electricity Sales

Indicative Costs & EBIT



gas account.
AGL
electricity account.
AGL
EBIT
Cost to serve
Cost to compete
Wholesale
Opex
Other costs
Energy COGS
Transmission &
distribution costs

Improved cost efficiency drives higher EBIT

Gas & Electricity Sales

Indicative Costs & EBIT



gas account.
AGL
electricity account.
AGL
EBIT
Cost to compete
Cost to serve
Wholesale Opex
Other costs
Energy COGS
Transmission & distribution costs

Summary

- The AGL power generation strategy delivers a range of benefits to the vertically integrated energy company model:
  - Earnings diversification
  - Fuel diversity
    - Gas, hydro, coal and renewables
  - Portfolio benefits
    - Displaces off peak contracts
    - Displaces cap contracts during peak demand periods
    - Improves negotiation effectiveness
    - Enables portfolio optimisation and risk arbitrage
  - Renewable and zero emission generation types reduce portfolio carbon intensity and assist in meeting REC requirements
- Combined, the AGL power generation and upstream gas portfolios deliver the vertically integrated energy company:
  - A strong pipeline of growth opportunities unsurpassed in the Australian market
  - Viable, stand alone business for the demerged energy company
  - A 'no compromise' corporate structure and outlook


AGL

The Evolving AGL

Greg Martin
Managing Director

UBS 6th Australasian Utilities Conference

15 November 2005


AGL

Appendices

A More Balanced Portfolio Fuel Mix

Generation Portfolio Mix 2004


Gas
34%
Coal
66%

Generation Portfolio Mix 2005


Renewables
5%
Gas
20%
Coal
39%
Hydro
36%

Upstream Gas Portfolio

Sydney Gas JV

- $42.25m, 50% interest in coal seam production leases and exploration licences
- 10 year 14.5PJ gas sale agreement
- Competitively priced gas into NSW
- Further supports gas-fired power generation opportunities



PNG gas agreements

- $400m, 10% equity interest in PNG gas project with Oil Search
- $4.5bn, 1500 PJ gas supply agreement over 20 years
- Long term, competitive and flexible wholesale gas supplies
- Equity investment in upstream PNG project at attractive entry price
- Further supports PNG Pipeline project



Ongoing Peak Load Growth


National Electricity Market - peak load growth by state
Peak load
(MW)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Year
NSW
Queensland
SA
Snowy
Tasmania
Victoria

Ongoing Total Load Growth (Demand & Supply NEM)



Available Capacity
Additional Capacity Required
Actual / 1 in 2 Yr Demand
Demand for Reliability
Low Demand
Installed Capacity (MW)
51,000
49,000
47,000
45,000
43,000
41,000
39,000
37,000
35,000
33,000
31,000
29,000
27,000
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
0
0
0
3,553

Source: NEMMCO July 2005

Further Information & Contacts

A full range of information on AGL including annual reports, presentations and financial results is available from our website: www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

Disclaimer

ie information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

:tual results may materially vary positively or negatively from any forecasts
/here applicable) in this presentation. Before making or varying any investment
securities in The Australian Gas Light Company, all investors should consider the
ppropriateness of that investment in light of their individual investment objectives
id financial situation and should seek their own independent professional advice.



RECEIVED
2005 DEC 12 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/11/2005

TIME: 11:36:14

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SIR RONALD BRIERLEY
Date of last notice	16 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 NOVEMBER 2005
No. of securities held prior to change	72,486
Class	ORDINARY
Number acquired	1,612
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.15
No. of securities held after change	74,098

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	D P CRAIG
Date of last notice	16 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 NOVEMBER 2005
No. of securities held prior to change	2,560
Class	ORDINARY
Number acquired	339
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.15
No. of securities held after change	2,899

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	C J HEWSON
Date of last notice	16 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 NOVEMBER 2005
No. of securities held prior to change	49,495
Class	ORDINARY
Number acquired	1,038
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.15
No. of securities held after change	50,533

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M R G JOHNSON
Date of last notice	16 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 NOVEMBER 2005
No. of securities held prior to change	191,324
Class	ORDINARY
Number acquired	3,867
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.15
No. of securities held after change	195,191

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M G OULD
Date of last notice	16 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 NOVEMBER 2005
No. of securities held prior to change	9,540
Class	ORDINARY
Number acquired	1,793
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.15
No. of securities held after change	11,333

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	G J REANEY
Date of last notice	1 NOVEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 NOVEMBER 2005
No. of securities held prior to change	88,223
Class	ORDINARY
Number acquired	1,229
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.15
No. of securities held after change	89,452

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/11/2005

TIME: 12:12:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes Southern Hydro acquisition

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065

media release

30 November, 2005

AGL completes Southern Hydro acquisition

The Australian Gas Light Company (AGL) has today completed the acquisition of the Southern Hydro renewable energy power generation assets for $1.425 billion from New Zealand company Meridian Energy Limited.

The assets consist of 11 hydro power stations located in Victoria and New South Wales and Australia's largest wind farm located at Wattle Point in South Australia. The total generating capacity of the portfolio is 736 megawatts (MW).

The hydro assets will form part of AGL's energy business under the recently announced proposal to demerge AGL into two new major listed businesses by separating the retail and merchant energy assets from the infrastructure assets. The Wattle Point Wind Farm, the largest in Australia, will be incorporated into the infrastructure business.

"AGL is focussed on integrating Southern Hydro into the existing retail and merchant energy business to optimise the benefits expected to AGL's overall wholesale energy portfolio," AGL Managing Director Mr Greg Martin said.

Mr Martin added that since the acquisition announcement on October 31, dam storage levels for the combined hydro assets of Victoria and New South Wales have increased by 5.8 per cent. This reinforced AGL's view that the Southern Hydro assets would return to the long-term average hydrology by 2009.[1]

"The AGL generation portfolio now comprises 1,700 MW of capacity, including over 600 MW of fast-start-up peaking capacity, and positions the energy business for further growth," Mr Martin concluded.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273


Dartmouth - Actual
Dartmouth - LTA
Eildon - Actual
Eildon - LTA
Dartmouth Capacity
Eildon Capacity
GL
4,250
4,000
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
Previous Sale March
Storage levels highest since Nov-02
63%
49%
~30%
~10%
Storage levels highest since Feb-01
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05

In the market presentation released as part of AGL's announcement of the acquisition of Southern Hydro, Dartmouth was at 61 per cent of capacity and Eildon was at 46 per cent of capacity.